Exhibit 99.1

Alan Begg appointed Senior Vice President SKF Group Technology Development and Quality

Dr Alan Begg has been appointed Senior Vice President, Group
Technology Development and Quality.

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 26, 2007--He will take up his position on 16 April and will as from the same date become member of the SKF Group Management.

Dr Begg has held senior technical positions in major multinational companies in the UK and USA. After spending much of his early career in BP, he has headed up the technology functions in: T&N as Managing Director of the Group Technical Centre; Federal-Mogul as Vice President for Technology; and Morgan Crucible as Group Director of Technology. He joins SKF (STO:SKFB) (STO:SKFA) (NASDAQ:SKFR) (LSE:SKFB) from the Automotive Academy in Birmingham, UK, a groundbreaking government and industry skills partnership, where he is Chief Executive Officer.

Dr Begg, age 52, has a PhD in Metallurgy from Cambridge University. He is also Fellow Royal Academy of Engineering, an Honorary Professor at the University of Birmingham and a member of the UK Government's Technology Strategy Board.

Goteborg, 26 March 2007

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel: +46 (0)31 337 1994, mobile: +46 (0)705-181994, e-post: marita.bjork@skf.com

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